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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------
                        KASH N' KARRY FOOD STORES, INC.
                           (Name of Subject Company)

                        KASH N' KARRY FOOD STORES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     48577P
                    ((CUSIP) Number of Class of Securities)

                               RONALD E. JOHNSON
                        KASH N' KARRY FOOD STORES, INC.
                                6422 HARNEY ROAD
                              TAMPA, FLORIDA 33610
                           TELEPHONE: (813) 621-0200
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                   Copies to:
                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                            New York, New York 10005
                                 (212) 530-5000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Kash n' Karry Food Stores, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 6422 Harney Road, Tampa, Florida 33610. The title of the class of equity securities to which this statement relates is Common Stock, par value $0.01 per share, of the Company (the "Shares"), including the associated rights (the "Associated Rights") to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company issued pursuant to the Rights Agreement, dated April 13, 1995 and as amended on June 13, 1995 and October 30, 1996, between the Company and Fleet National Bank, as Rights Agent (the "Rights Agreement"). Unless the context otherwise requires, all references herein to the Shares include the Associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 15, 1996 (the "Schedule 14D-1"), of KK Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Food Lion, Inc., a North Carolina corporation ("Parent"), to purchase all of the issued and outstanding Shares at a price of $26.00 per Share (or any greater amount paid per Share pursuant to the Offer (as defined below)) net to the seller in cash (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 1996 and any supplement thereto (the "Offer to Purchase"), and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger among Parent, Purchaser and the Company, dated as of October 31, 1996 (the "Merger Agreement"), which provides that the Company has the right to require that Purchaser commence the Offer no later than five (5) business days after the date of the Company's exercise of its right to require that the Offer be commenced (the "Tender Option"). The Company exercised the Tender Option on November 8, 1996. The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held in the treasury of the Company, or by Parent, Purchaser or any other wholly-owned subsidiary of Parent, which Shares will be cancelled, and other than Shares, if any, held by stockholders who perfect appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL")), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Per Share Amount.

    According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser are located at 2110 Executive Drive, P.O. Box 1330, Salisbury, North Carolina 28145-1330.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

    (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Schedule I attached hereto.

    (b)(2) Parent, Purchaser and the Company have entered into the Merger Agreement, a copy of which is filed herewith as Exhibit (c)(1), and certain stockholders of the Company have entered into a Stockholders Agreement dated as of October 31, 1996 with the Company, Parent and Purchaser (the "Stockholders Agreement"), a copy of which is filed herewith as Exhibit (c)(2). Pursuant to the Stockholders Agreement, stockholders owning in the aggregate approximately 67% of the outstanding Shares have, among other things, agreed to tender their Shares pursuant to the Offer and to vote their Shares to approve the Merger Agreement and in favor of the Merger and granted Purchaser an irrevocable option (the "Stock Option") to purchase their Shares at the highest price paid for Shares pursuant to the Offer or the Merger. The description of the terms of the Merger Agreement and the Stockholders Agreement contained in the Offer to Purchase under the headings "BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY; THE STOCKHOLDERS AGREEMENT; THE MERGER AGREEMENT-- THE STOCKHOLDERS AGREEMENT" and "--THE MERGER AGREEMENT" are incorporated herein by reference. In May 1996, Parent and the Company entered into reciprocal confidentiality agreements which are described in greater detail in Item 4(b)(1) below, which information is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATIONS OF THE BOARD OF DIRECTORS.

    At a meeting of the Board of Directors of the Company (the "Company Board") held on October 29, 1996, the Company Board, by unanimous vote of all directors present, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the Stockholders Agreement and the transactions contemplated thereby, (iii) recommended that the stockholders of the Company accept the Offer and, if required by the DGCL, vote in favor of the Merger, (iv) amended the Rights Agreement to provide, among other things, that
(a) none of the Merger Agreement, the Stockholders Agreement, the delivery of irrevocable proxies pursuant thereto, the Offer or the exercise of the Tender Option will cause (A) Parent, Purchaser or any of their affiliates or associates to have beneficial ownership of any Shares solely as a result of any such event,
(B) Parent or Purchaser or any of their affiliates or associates to be deemed an "Acquiring Person" under the Rights Agreement or (C) the "Shares Acquisition Date" or the "Distribution Date" under the Rights Agreement to occur upon any such event, and (b) the "Rights" (each of the above as defined in the Rights Agreement) will expire immediately prior to the earlier of (A) the acceptance for payment and payment for Shares pursuant to the Offer, (B) the closing of the purchase of Shares pursuant to the exercise of the Stock Option or (C) the effective time of the Merger, and (v) exempted the Offer, the Merger, the Merger Agreement and the Stockholders Agreement from the provisions of Section 203 of the DGCL. ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of press releases announcing the Merger Agreement and the transactions contemplated thereby and the Company's exercise of the Tender Option and of a letter to the stockholders of the Company communicating the Company Board's recommendation are filed herewith as Exhibits (a)(3), (a)(4) and (a)(5), respectively, and are incorporated herein by reference.

    (b)(1) BACKGROUND.

    In September 1995, the Company Board decided to contact potential purchasers to determine whether indications of interest for an acquisition of the Company could be obtained. To that end, on September 8, 1995, the Company engaged PaineWebber Incorporated ("PaineWebber") to act as its exclusive financial advisor to assist the Company in connection with any proposed sale transaction.

    Thereafter, the Company, acting through PaineWebber, entered into confidentiality agreements with, provided certain information to, and sought indications of interest from, a number of potential strategic and financial buyers. Parent was not contacted during, and did not participate in, this process. No formal offers for a purchase of the Company were received by the Company or PaineWebber, and no indications of interest were transmitted to the Company that were deemed by the Company Board to merit further consideration. Accordingly, in October, the Company Board decided not to seek further indications of interest or to proceed with an auction of the Company at that time.

    On May 13, 1996, Tom E. Smith, Chairman of the Board, President and Chief Executive Officer of Parent, other members of senior management of Parent and representatives of Parent's financial advisor, Chase Securities Inc. ("Chase"), held preliminary discussions with Ronald E. Johnson, Chairman of the Board, President and Chief Executive Officer of the Company, concerning a possible acquisition of the

                                       2
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Company by Parent. On May 16, 1996, the Company Board authorized Mr. Johnson and the Company's financial and legal advisors to continue the discussions with Parent. Discussions followed between representatives of Parent and the Company and their legal and financial advisors concerning a proposed structure for the transaction, including Parent's requirement that the Company's principal stockholders enter into an agreement with Parent to support any transaction agreed to by Parent and the Company at the time of the signing of a definitive agreement by Parent and the Company.

    On May 20 and May 21, 1996, Parent and the Company entered into reciprocal confidentiality agreements. Pursuant to the May 20th agreement, the Company granted Parent a 45-day exclusivity period during which the Company agreed to refrain from engaging in certain actions to solicit or encourage any business combination transaction with any person other than Parent. Also pursuant to the May 20th agreement, Parent agreed, for a period of two years, to refrain from acquiring or seeking or proposing to acquire the Company or any of its securities, or engaging in the solicitation of proxies respecting the Company's securities or otherwise seeking or proposing to control the Company Board. The foregoing summary of the reciprocal confidentiality agreements between Parent and the Company is qualified in its entirety by reference to the full texts thereof which are incorporated herein by reference and copies of which are filed herewith as Exhibits (c)(3) and (c)(4), respectively.

    During the course of the next several weeks, representatives of Parent and the Company circulated and negotiated drafts of a merger agreement and a stockholders agreement and held discussions concerning various legal, accounting and employee benefit issues. Representatives of Parent also continued their legal and financial due diligence investigation during this period. The Company Board met on several occasions during this period to receive reports on the status of the negotiations between the Company and Parent. In early August, the parties decided to terminate discussions concerning the proposed transaction and, on August 9, 1996, the Company issued a press release announcing that the discussions between the companies had been terminated and that the companies had decided not to proceed with a transaction.

    During September and early October, the financial advisors and certain representatives of the companies held informal discussions and exchanged additional information. No formal proposals were made during that period. On October 24, 1996, Chase, acting on behalf of Parent, contacted PaineWebber to formally renew the negotiations for Parent to acquire the Company. Following further discussions between representatives of the two companies and their financial and legal advisors, it was agreed that, subject to obtaining Company Board approval and the agreement of Company stockholders owning a majority of the Shares to support the transaction, and to the execution of definitive agreements satisfactory to both companies, Parent would acquire the Company and that the stockholders of the Company would receive a cash payment of $26.00 in exchange for each of their Shares.

    At a meeting of the Company Board held on October 29, 1996, the terms and conditions of the proposed Merger Agreement were discussed, including Parent's requirement that certain of the Company's stockholders enter into the proposed Stockholders Agreement. Representatives of PaineWebber made a presentation to the Company Board and delivered its oral opinion (which was subsequently confirmed in writing) to the effect that, as of such date, the $26.00 per Share cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders. By unanimous vote of all directors present, the Company Board determined that the terms of the proposed transactions were fair to, and in the best interests of, the Company's stockholders and authorized the Company's officers to sign the Merger Agreement and the Stockholders Agreement on behalf of the Company, subject to receipt of PaineWebber's written fairness opinion. On October 31, 1996, PaineWebber delivered its written fairness opinion to the Company; the Company, Parent and Purchaser signed the Merger Agreement; such parties and stockholders owning in the aggregate approximately 67% of the outstanding Shares signed the Stockholders Agreement; and the parties issued a press release announcing the Merger.

                                       3
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    On November 8, 1996, the Company exercised its Tender Option under the
Merger Agreement to require Parent and Purchaser to commence the Offer.

    (b)(2) REASONS FOR THE RECOMMENDATION.

    In making the determinations and recommendations set forth in Item 4(a) above, the Company Board considered a number of factors including, without limitation, the following:

        (i) The historical and recent market prices of the Shares and the fact that the cash offer price of $26.00 per Share provided for in the Merger Agreement represented a premium of approximately 30% over the trading prices of the Shares prior to the renewal of the negotiations with Parent.

        (ii) The presentation and oral opinion of PaineWebber delivered on October 29, 1996 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $26.00 per Share cash consideration to be received by the Company's stockholders pursuant to the Merger Agreement in the Offer and the Merger was fair, from a financial point of view, to such stockholders. A copy of the written opinion dated October 31, 1996 of PaineWebber, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by PaineWebber in rendering its opinion, is attached as Exhibit (a)(7) hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF PAINEWEBBER CAREFULLY IN ITS ENTIRETY.

        (iii) The terms and conditions of the Merger Agreement and, in particular, the facts that Parent was unwilling to enter into any agreement for the acquisition of the Company unless Parent was able to simultaneously therewith enter into the Stockholders Agreement and that the Company could require Parent and Purchaser to commence the Offer as soon as the fifteenth day following the date of signing of the Merger Agreement. The Company Board was aware that the Stockholders Agreement and the provisions of the Merger Agreement would preclude the ability of the Company Board to terminate the transaction in the event of a higher offer. The Company Board concluded that Parent's insistence on these conditions had allowed the Company to negotiate a higher price for the Offer.

        (iv) The Company Board's familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy and its belief that the price per Share offered pursuant to the Merger Agreement reflects the values inherent in the Company.

        (v) The Company's need to raise additional financing to complete the capital expenditures that would be required for the Company to maintain or improve its competitive position in the markets served by the Company if the proposed Merger with Parent is not accomplished.

        (vi) The fact that no satisfactory indications of interest to acquire the Company were forthcoming in September 1995 when the Company first retained PaineWebber to identify potential purchasers, and that no offers to acquire the Company had been received since that time or since the August 9, 1996 announcement of the termination of the discussions with Parent, other than Parent's offer.

        (vii) Parent's ability to finance the acquisition and the absence of any financing condition in the Merger Agreement.

        (viii) The willingness of stockholders of the Company owning a substantial majority of the Shares to enter into the Stockholders Agreement, pursuant to which such stockholders would agree to tender their Shares pursuant to the Offer, vote their Shares in favor of the Merger and grant Parent an option to purchase their Shares at the highest price offered pursuant to the Offer and the Merger.

    In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

                                       4
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ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    On September 8, 1995, the Company engaged PaineWebber to act as the Company's exclusive financial advisor in connection with any proposed sale transaction involving the Company and another party (the "Advisory Agreement"). On June 5, 1996, the Company engaged PaineWebber to render a fairness opinion to the Company Board in connection with a proposed transaction with Parent (the "Fairness Opinion Agreement").

    Pursuant to the Advisory Agreement, if during the period of the engagement the Company enters into a definitive agreement with a purchaser, the Company has agreed to pay PaineWebber a transaction fee of 0.69% of the purchase price of the transaction, payable in cash upon the closing of such transaction. The Company also has agreed, in the event a sale transaction is consummated with a purchaser within eighteen (18) months after the term of PaineWebber's engagement with the Company, to pay the same transaction fee of 0.69% upon the closing of such transaction, PROVIDED that PaineWebber identified such purchaser, advised the Company respecting such purchaser or discussed with the Company a sale transaction with such purchaser (in any such case during the term of the engagement). Such fee will be payable upon consummation of the Merger.

    Pursuant to the Fairness Opinion Agreement, the Company has agreed to pay PaineWebber a fee of $250,000, payable in cash on the date PaineWebber delivers its fairness opinion with respect to the transactions contemplated by the Merger Agreement, regardless of the conclusion set forth in such opinion. Pursuant to the Advisory Agreement, the fee paid with respect to the fairness opinion will be deducted from any transaction fee to which PaineWebber becomes entitled under the Advisory Agreement in connection with the Merger.

    The Company also has agreed in the Advisory Agreement and the Fairness Opinion Agreement to reimburse PaineWebber for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to indemnify PaineWebber and certain related persons against certain liabilities in connection with PaineWebber's engagement thereunder, including liabilities under federal securities laws.

    An affiliate of PaineWebber owns 553,601 Shares, representing approximately 11.8% of the outstanding Shares. PaineWebber is a party to the Stockholders Agreement with Parent and Purchaser and has thereby agreed to tender its Shares pursuant to the Offer. Peter Zurkow is a Managing Director of the Principal Transactions Group of PaineWebber and also serves as a director of the Company and a member of the Compensation and Nominating Committees of the Company Board.

    The Company has not employed, retained or compensated any other person to make solicitations or recommendations on its behalf to security holders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) There have been no transactions in Shares which were effected during the past sixty (60) days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company, except that on October 25, 1996, Green Equity Investors, L.P., which at the time beneficially owned approximately 27.7% of the Shares, distributed its Shares to its partners in accordance with their proportionate interests.

    (b) To the best of the Company's knowledge, each of its executive officers and directors presently intends to tender his or her Shares pursuant to the Offer. As described above, stockholders of the Company owning in the aggregate approximately 67% of the outstanding Shares have agreed in the Stockholders Agreement to tender their Shares pursuant to the Offer.

                                       5
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ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in Items 3(b) and Item 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)*+ Offer to Purchase dated November 15, 1996.

   (a)(2)*+ Letter of Transmittal.

   (a)(3)  Text of press release issued by Parent and the Company dated October 31, 1996
             (Incorporated by reference to Exhibit (99) to the Company's Current Report on
             Form 8-K, dated October 31, 1996).

   (a)(4)  Text of press release issued by Parent and the Company dated November 8, 1996
             (Incorporated by reference to Exhibit (99) to the Company's Current Report on
             Form 8-K, dated November 8, 1996).

   (a)(5)* Letter to stockholders of the Company dated November 15, 1996.

   (a)(6)+ Form of Summary Advertisement dated November 15, 1996.

   (a)(7)* Fairness Opinion of PaineWebber Incorporated dated October 31, 1996.

   (c)(1)  Agreement and Plan of Merger dated as of October 31, 1996 by and among Food
             Lion, Inc., KK Acquisition Corp. and Kash n' Karry Food Stores, Inc.
             (Incorporated by reference to Exhibit (2) to the Company's Current Report on
             Form 8-K, dated October 31, 1996).

   (c)(2)  Stockholders Agreement dated as of October 31, 1996 by and among Food Lion,
             Inc., KK Acquisition Corp., Kash n' Karry Food Stores, Inc. and the
             stockholders named therein (Incorporated by reference to Exhibit (10) to the
             Company's Current Report on Form 8-K, dated October 31, 1996).

   (c)(3)  Confidentiality Agreement dated May 20, 1996 between PaineWebber Incorporated on behalf of Kash n' Karry Food Stores, Inc. and Food Lion, Inc.

   (c)(4)  Confidentiality Agreement dated May 21, 1996 between Kash n' Karry Food Stores,
             Inc. and Food Lion, Inc.

------------------------

*   Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated November 15, 1996 and incorporated herein by reference.

                                       6
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1996

                                KASH N' KARRY FOOD STORES, INC.

                                By:  /s/ RONALD E. JOHNSON
                                     -----------------------------------------
                                     Name: Ronald E. Johnson
                                     Title:  Chairman of the Board,
                                            President and Chief
                                            Executive Officer

                                       7
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
                                                                      SCHEDULE I

                        KASH N' KARRY FOOD STORES, INC.
                                6422 HARNEY ROAD
                              TAMPA, FLORIDA 33610

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 15, 1996 as part of the Solicitation/ Recommendation Statement on the Schedule 14D-9 ("Schedule 14D-9") of Kash n' Karry Food Stores, Inc. (the "Company") to the holders of record as of the close of business on October 31, 1996, of shares of Common Stock, par value $.01 per share, including the associated rights (the "Rights" and, together with the Common Stock, the "Shares") to purchase Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Food Lion, Inc., a North Carolina corporation ("Parent"), to at least a majority of the seats on the Board of Directors of the Company (the "Board").

    On October 31, 1996, the Company, Parent and KK Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement"). In accordance with the terms and subject to the conditions of the Merger Agreement, on November 15, 1996 Parent commenced a tender offer (the "Offer") for all outstanding Shares at a price of $26 per share, net to the seller in cash. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 13, 1996, unless the Offer is extended.

    The Merger Agreement provides that, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    Certain stockholders of the Company have entered into a Stockholders Agreement dated as of October 31, 1996 among the Company, Parent, Purchaser and such stockholders (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, stockholders owning in the aggregate approximately 67% of the outstanding Shares have, among other things, agreed to tender their Shares pursuant to the Offer and to vote their shares to approve the Merger Agreement and in favor of the Merger and granted to Purchaser an irrevocable option to purchase their Shares at the highest price paid for Shares pursuant to the Offer or the Merger.

    The Merger Agreement requires that the Company use its best efforts, at Parent's request, to take all lawful action necessary to cause Parent's designees to be elected to the Board under the circumstances described in the Merger Agreement. See "BOARD OF DIRECTORS AND EXECUTIVE OFFICERS-- Right to Designate Directors; The Parent Designees" below.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

    The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of October 31, 1996, there were 4,674,314 Shares outstanding. The Board currently consists of nine members and each member serves for a one year term. The number of Directors may be determined from time to time by resolution of the Board. Vacancies in the Board may be filled by the Board, and any Director chosen to fill a vacancy will hold office until the next election of Directors.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by Purchaser of Shares pursuant to the Offer or acquisition by Purchaser of Shares purchased pursuant to the Stockholders Agreement, and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board equal to the product of (x) the number of Directors on the Board (giving effect to any increase in the number of Directors as described below) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such product, the "Board Percentage"). The Company shall, upon request by Parent, promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using reasonable efforts to secure the resignations of, or failing that, to use its best efforts to remove, such number of Directors as is necessary to enable those persons designated by Parent (the "Parent Designees") to be elected or appointed to the Board and shall use best efforts to cause the Parent Designees promptly to be so elected or appointed.

    It is expected that the Parent Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer or the Stockholders Agreement, which purchase may not be earlier than December 13, 1996, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board.

PARENT DESIGNEES

    Parent will choose the Parent Designees from among the individuals listed below:

    JOSEPH C. HALL, JR., age 46, is the Senior Vice President of Operations and Chief Operating Officer of Parent, and has held those positions since July 1, 1995. Mr. Hall joined Parent in 1976 and has served as a Vice President since 1988. Mr. Hall has variously held the positions of Vice President of Purchasing, Vice President of Marketing, Vice President of Operations-Southern Division and Vice President of Operations-Central Division before assuming his current position.

    R. WILLIAM MCCANLESS, age 39, is the Senior Vice President of Administration and Chief Administrative Officer of Parent. He has held the position of Senior Vice President since July 6, 1995 and the position of Chief Administrative Officer since September 12, 1996. Since 1990, Mr. McCanless has variously held the positions of Legal and Tax Manager, Director of Legal and Tax, and Vice President of Legal Affairs before assuming his present position.

    TOM E. SMITH, age 55, is the President and Chief Executive Officer of Parent and Chairman of the Board of Parent. He has held the position of President since April 14, 1981 and the position of Chief Executive Officer since January 1, 1986.

DIRECTORS OF THE COMPANY

    Set forth below is certain information regarding each Director (each, a "Director") of the Company as of October 31, 1996:

NAME                                                                                          AGE
----------------------------------------------------------------------------------------      ---
Everett L. Buckardt.....................................................................          63
John G. Danhakl.........................................................................          40
John J. Delucca.........................................................................          53
Jennifer Holden Dunbar..................................................................          33
Ben Evans...............................................................................          67
Thomas W. Harberts......................................................................          52
Ronald E. Johnson.......................................................................          46
Robert Spiegel..........................................................................          60
Peter Zurkow............................................................................          42

    Ms. Dunbar, Mr. Evans and Mr. Zurkow comprise the Company's Compensation Committee, its Stock Option Committee, and its Nominating Committee, and Mr. Buckardt, Ms. Dunbar, Mr. Evans and Mr. Harberts comprise the Company's Audit Committee.

BIOGRAPHICAL INFORMATION

    EVERETT L. BUCKARDT has been a Director of the Company since December 29, 1994. Mr. Buckardt has been President and Chief Executive Officer of BEKS Investments, Inc. since 1991. He also served as Chairman and Chief Executive Officer of Warehouse Club, Inc. from 1993 to 1995. On February 3, 1995, Warehouse Club, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In 1992, Mr. Buckardt retired from a 33 year career with Sears Roebuck and Company, where he served in various capacities, most recently as President of Sears Catalog and Direct Marketing Division.

    JOHN G. DANHAKL has been a Director of the Company since August 11, 1995. Mr. Danhakl has been a general partner of Leonard Green & Associates, L.P. since March 1995. He served as a Managing Director of Donaldson, Lufkin & Jenrette Securities Corporation from 1990 to March 1995. Mr. Danhakl is a director of The Arden Group.

    JOHN J. DELUCCA has been a Director of the Company since December 29, 1994. Mr. Delucca has been the Senior Vice President and Treasurer of RJR Nabisco since October 1993. He served as Managing Director and Chief Financial Officer of HASCO Associates, Inc., a Greenwich, Connecticut-based private holding company, from 1991 to 1993, as President and Chief Financial Officer of the Lexington Group, a workout and restructuring advisory group, from 1990 to 1991, and as Senior Vice President of Finance and Managing Director of the Trump Group from 1988 to 1990. Mr. Delucca is a director of Edison Controls Corp. and Enzo Biochem, Inc.

    JENNIFER HOLDEN DUNBAR has been a Director of the Company since November 1991. Ms. Dunbar has been a general partner of Leonard Green & Associates, L.P. since 1994, and was a principal of Leonard Green & Partners, L.P. from January 1992 to January 1994 and an associate of Leonard Green & Partners, L.P. from November 1989. Prior to that time, Ms. Dunbar was an associate of Gibbons, Green, van Amerongen, L.P. and a financial analyst with Morgan Stanley & Co., Incorporated in its mergers and acquisitions department. Ms. Dunbar is a director of Big 5 Holdings Inc., UMC Corporation, Thrifty Payless, Inc., and Thrifty PayLess Holdings, Inc.

    BEN EVANS has been a Director of the Company since December 29, 1994. Mr. Evans has been a consultant for the firm of Ernst & Young in its financial advisory services group since 1989. He is a director of Revco D.S., Inc., Jamesway Corporation and Megafoods Stores, Inc.

    THOMAS W. HARBERTS has been a Director of the Company since December 29, 1994. Mr. Harberts is the President and Chief Executive Officer of Cub Foods, a single outlet retail food store in Oshkosh, Wisconsin. From 1970 to 1994, he served in various capacities for Byerly's, an upscale retail food chain based in Minnesota, most recently as its Chief Executive Officer.

    RONALD E. JOHNSON has been Chairman of the Board of the Company since March 1995 and has been its President and Chief Executive Officer since January 1995. Mr. Johnson served as Chief Operating Officer of Farm Fresh from December 1993 to January 1995 and as its Senior Vice President of Store Operations from 1990 to 1993. Mr. Johnson is a Director of Farm Fresh, Inc. and Jitney-Jungle Stores of America, Inc.

    ROBERT SPIEGEL has been a Director of the Company since December 29, 1994. Mr. Spiegel, now a private investor, served as Chairman and Chief Executive Officer of RJR Drug Distributors, a Louisville, Kentucky franchisee of Drug Emporium, from 1984 to 1995. Mr. Spiegel is a director of Graham Field Health Products, Inc., Hoenig Group, Inc. and Drug Emporium, Inc.

    PETER ZURKOW has been a Director of the Company since December 29, 1994. Mr. Zurkow has been employed by PaineWebber Incorporated since 1992, currently serving as Managing Director of the Principal Transactions Group. He was an Associate Managing Director and served as a portfolio manager in the risk arbitrage department of Wertheim Schroder for more than six years prior to joining PaineWebber Incorporated.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

    During the fiscal year ended July 28, 1996, the Board held 12 meetings. Except for John G. Danhakl and Jennifer Holden Dunbar, each incumbent Director attended at least 75% of the total number of meetings held by the Board, and all Board committees on which such Director served, during such Director's tenure on the Board.

    The Board has standing audit, compensation and nominating committees.

    The Audit Committee, composed of Everett L. Buckardt, Jennifer Holden Dunbar, Ben Evans and Thomas W. Harberts, held four meetings during the 1996 fiscal year. The Audit Committee reviews the scope and results of the audit by independent auditors, approves the type of non-audit services performed by independent auditors, and makes recommendations as to the selection of independent auditors. It also reviews the scope of internal audits, systems of internal controls, and accounting policies and procedures.

    The Compensation Committee, composed of Jennifer Holden Dunbar, Ben Evans and Peter Zurkow, held four meetings during the 1996 fiscal year. The Compensation Committee determines the compensation payable to executive officers and other key employees of the Company and makes recommendations to the Board with respect to compensation plans applicable to employees of the Company. Members of the Compensation Committee also serve on the Stock Option Committee.

    The Nominating Committee, composed of Jennifer Holden Dunbar, Ben Evans and Peter Zurkow, held no meetings during the 1996 fiscal year. The Nominating Committee recommends qualified candidates to fill vacancies on the Board. The Nominating Committee will consider nominees recommended by stockholders. Stockholders desiring to suggest nominees for Directors may do so by submitting names in writing to the Secretary of the Company, together with biographical data and qualifications of the nominees.

EXECUTIVE OFFICERS OF THE COMPANY WHO ARE NOT DIRECTORS

    The following sets forth certain information as to each Executive Officer of the Company who is not also a Director, including age as of October 31, 1996.

    RICHARD D. COLEMAN, 42, has been Senior Vice President, Chief Financial Officer, and Secretary of the Company since January 1996. Mr. Coleman previously served as Vice President and Controller of the Company from 1988 through January 1996; and from 1988 to 1995, he also served as Secretary of the Company.

    CLIFFORD C. SMITH, JR., 37, has been Senior Vice President of Marketing and Merchandising of the Company since March 1996, and served as Senior Vice President of Perishables Marketing from March 1995 to March 1996. Mr. Smith served as the Director of Deli, Bakery and Food Service for Harris-Teeter from 1992 to March 1995, and as the Vice President of Deli, Bakery and Food Service for Mayfair Supermarkets, Inc. from 1981 to 1992.

    BJ MEHAFFEY, 42, has been Senior Vice President, Operations, of the Company since July 1995. Mr. Mehaffey served as District Manager of the Grocery Stores Division of Farm Fresh, Inc. from 1992 to 1995, and in various capacities with Bi-Lo Incorporated from 1972 to 1992.

    MARVIN H. SNOW, JR., 40, has been Vice President and Controller of the Company since March 1996. Mr. Snow was employed by Eckerd Corporation in various capacities from 1977 to March 1996, most recently serving as Assistant Controller.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CERTAIN BENEFICIAL OWNERS

    The following table sets forth, as of October 31, 1996, the name and address of each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, and, based on information supplied to the Company by such persons, the approximate number of shares and percentage owned by each:

                                                                                            NUMBER OF
                                                                                              SHARES       PERCENT
NAME AND ADDRESS                                                                              OWNED         OWNED
-----------------------------------------------------------------------------------------  ------------  -----------
AMERICAN EXPRESS COMPANY
American Express Tower
World Financial Center
New York, NY 10285.......................................................................    992,000(1)        21.2
AMERICAN EXPRESS FINANCIAL CORPORATION
IDS Tower 10
Minneapolis, MN 55440....................................................................    992,000(1)        21.2
IDS EXTRA INCOME FUND, INC.
IDS Tower 10
Minneapolis, MN 55440....................................................................    822,430(1)        17.6
THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
Two Gateway Center
Floor 7
100 Mullberry Street
Newark, NJ 07102-3777....................................................................    860,749(2)        18.4
PAINEWEBBER INCORPORATED
1285 Avenue of the Americas
New York, NY 10019.......................................................................    553,601           11.8

------------------------

(1) American Express Company, American Express Financial Corporation and IDS Extra Income Fund, Inc. share dispositive power over 822,430 shares, over which IDS Extra Income Fund, Inc. has sole voting power. American Express Company and American Express Financial Corporation also share dispositive power with IDS Bond Fund, Inc. over an additional 149,570 shares, over which IDS Bond Fund, Inc. has sole voting power, and with IDS Life Advantage Fund over an additional 20,000 shares, over which IDS Life Advantage Fund has sole voting power. American Express Company has advised the Company that it disclaims beneficial ownership with respect to all 992,000 shares.

(2) Includes 27,855 shares beneficially owned by Prudential Property & Casualty Company, 14,869 shares beneficially owned by The Prudential Life Insurance Company of Arizona, and 11,606 shares beneficially owned by Pruco Life Insurance Company.

COMMON STOCK OWNERSHIP OF MANAGEMENT

    The following table reflects, as of October 31, 1996, the Common Stock ownership of each Director, and each executive officer and former executive officer listed in the Summary Compensation Table, and all Directors and officers as a group.

                                                                                             SHARES        PERCENT
NAME                                                                                         OWNED        OF CLASS
----------------------------------------------------------------------------------------  ------------  -------------
Everett L. Buckardt.....................................................................      9,000(1)            *
Richard D. Coleman......................................................................      7,616(2)            *
John G. Danhakl.........................................................................     18,000(1)            *
Jennifer Holden Dunbar..................................................................     18,376(3)            *
John J. Delucca.........................................................................      9,000(1)            *
Ben Evans...............................................................................     12,750(3)            *
Thomas W. Harberts......................................................................      9,000(1)            *
Ronald E. Johnson.......................................................................     25,385(2)            *
BJ Mehaffey.............................................................................     15,232(2)            *
Clifford C. Smith, Jr...................................................................     15,232(2)            *
Robert Spiegel..........................................................................     24,000(3)            *
Raymond P. Springer.....................................................................          0(4)            0
Peter Zurkow............................................................................      9,000(1)            *
All Directors and Officers as a group (14 persons) (1)-(3)..............................    154,591               *

------------------------

*   Less than 1%.

(1) The number of shares owned by Messrs. Buckardt, Delucca, Harberts and Zurkow consists of shares that are subject to exercisable options granted under the Company's 1995 Non-Employee Director Stock Option Plan. The number of shares owned by Mr. Danhakl consists of shares that are subject to exercisable options granted to Green Equity Investors, L.P., of which Leonard Green & Associates, L.P. ("LGA"), is the sole general partner. Mr. Danhakl may be deemed to be the beneficial owner of such shares by reason of his being a general partner of LGA.

(2) The number of shares owned by Messrs. Coleman, Johnson, Mehaffey and Smith consists of shares that are subject to exercisable options granted under the Company's 1995 Key Employee Stock Option Plan. Pursuant to the Merger Agreement, all of the outstanding options held by key employees of the Company, including Messrs. Coleman, Johnson, Mehaffey and Smith, whether or not exercisable, will be cancelled in exchange for a cash payment equal to the difference between the Merger Price and the exercise price. The total number of options (exercisable and unexercisable) held by such individuals as of October 31, 1996 is 30,460 in the case of Mr. Coleman, 76,151 in the case of Mr. Johnson, 45,698 in the case of Mr. Mehaffey, and 45,698 in the case of Mr. Smith.

(3) The number of shares owned by Messrs. Evans and Spiegel includes 9,000 shares each that are subject to exercisable options granted under the Company's 1995 Non-Employee Director Stock Option Plan. The number of shares owned by Ms. Dunbar includes 18,000 shares that are subject to exercisable options granted to Green Equity Investors, L.P., of which LGA is the sole general partner. Ms. Dunbar may be deemed to be the beneficial owner of such shares by reason of her being the controlling shareholder of a general partner of LGA.

(4) Mr. Springer's employment with the Company ended in January 1996.

                             EXECUTIVE COMPENSATION

    The following table sets forth compensation for the fiscal years ended July 28, 1996, July 30, 1995 and July 31, 1994, respectively, awarded to, earned by, or paid to the Chief Executive Officer of the Company during the fiscal year ended July 28, 1996, the other executive officers of the Company who were serving as such as of July 28, 1996 (excluding executive officers whose total annual salary and bonus for the fiscal year ended July 28, 1996 did not exceed $100,000), and one individual who would have been among that group but for the fact that he no longer served as an executive officer of the Company as of July 28, 1996 (collectively, the "Named Executive Officers"):

    SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                                                        -------------
                                                                 ANNUAL COMPENSATION       NO. OF           ALL
                                                                ----------------------   SECURITIES        OTHER
NAME AND PRINCIPAL                                                SALARY      BONUS      UNDERLYING    COMPENSATION
  POSITION                                             YEAR       ($)(1)      ($)(1)       OPTIONS        ($)(2)
---------------------------------------------------  ---------  ----------  ----------  -------------  -------------
Ronald E. Johnson..................................       1996  $  326,465  $  121,875       25,378      $  10,245
  Chairman of the Board,                                  1995     167,691      84,144       50,773         49,355
  President and Chief                                     1994           0           0            0              0
  Executive Officer
Richard D. Coleman.................................       1996     126,476      38,352        7,616         81,088
  Senior Vice President,                                  1995     106,701      40,000       15,232          3,016
  Administration and                                      1994     100,000           0            0          2,574
  Secretary
Clifford C. Smith, Jr..............................       1996     131,425      48,750       15,235          4,158
  Senior Vice President,                                  1995      43,967      30,500       30,463              0
  Marketing and                                           1994           0           0            0              0
  Merchandising
BJ Mehaffey........................................       1996     116,060      43,125       15,235          3,369
  Senior Vice President,                                  1995       7,077       3,938       30,463              0
  Operations                                              1994           0           0            0              0

Raymond P. Springer(3).............................       1996     100,698      33,750            0         46,233
  Former Senior Vice                                      1995     181,046     100,000       45,696         10,394
  President, Administration                               1994     177,298           0            0         11,910
  and Secretary

------------------------

(1) Includes amounts deferred at the election of the Named Executive Officers under the Company's Retirement Estates 401(k) Plan (the "KKRE"), a trusteed defined contribution plan, the Company's nonqualified unfunded supplemental salary deferral plan (the "KESP"), and the Company's nonqualified unfunded bonus deferral compensation plan.

(2) Information provided for 1996 represents: (i) matching contributions by the Company under its KKRE for the benefit of Messrs. Coleman, Smith and Springer in the amounts of $888, $150 and $1,256, respectively; (ii) matching allocations by the Company under its KESP for the benefit of Messrs. Johnson, Coleman, Smith, Mehaffey and Springer in the amounts of $9,825, $3,649, $3,930, $3,302 and $3,572, respectively; (iii) above-market interest recorded by the Company under its KESP and bonus deferral compensation plan for the benefit of Messrs. Johnson, Coleman, Smith, Mehaffey and Springer in the amounts of $420, $1,552, $78, $67 and $2,613, respectively; (iv) a special bonus allocation by the Company under its KESP for the benefit of Mr. Coleman in the amount of $75,000; and (v) severance payments to Mr. Springer in the amount of $38,792.

(3) Raymond P. Springer's employment with the Company ended in January 1996.

    STOCK OPTION GRANTS IN LAST FISCAL YEAR

    In March 1995, the Board adopted a Key Employee Stock Option Plan (the "Key Employee Plan"). See "Executive Compensation; Employment Contracts and Termination of Employment and Change of Control Arrangements; 1995 Key Employee Stock Option Plan." The following table sets forth certain information with respect to options granted pursuant to the Key Employee Plan to the Named Executive Officers during the 1996 fiscal year:

                                                                     % OF TOTAL
                                                        NUMBER OF      OPTIONS                                POTENTIAL REALIZABLE
                                                       SECURITIES      GRANTED                                  VALUE AT ASSUMED
                                                         UNDER-        TO EM-                                ANNUAL RATES OF STOCK
                                                          LYING        PLOYEES       EXER-     EXPIRATION      PRICE APPRECIATION
                                                         OPTIONS         IN          CISE         DATE          FOR OPTION TERM
                                                         GRANTED       FISCAL        PRICE         IN        ----------------------
NAME                                                       (#)          YEAR        ($/SH)        2006           5%         10%
-----------------------------------------------------  -----------  -------------  ---------  -------------  ----------  ----------
Ronald E. Johnson....................................      25,378          32.3%   $   22.00          5/1    $  336,228  $  863,075
Richard D. Coleman...................................       7,616           9.7        22.63         4/23       103,863     266,541
Clifford C. Smith, Jr................................      15,235          19.4        22.00          5/1       201,845     518,124
BJ Mehaffey..........................................      15,235          19.4        22.00          5/1       201,845     518,124
Raymond P. Springer..................................           0           0.0         0.00           --             0           0

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
     VALUES

    The following table sets forth information concerning each exercise of stock options by the Named Executive Officers during the 1996 fiscal year and the value of the unexercised options granted under the Key Employee Plan held by the Named Executive Officers as of July 28, 1996:

                                                                                     NUMBER OF
                                                                                    SECURITIES           VALUE OF
                                                                                    UNDERLYING         UNEXERCISED
                                                                                    UNEXERCISED        IN-THE-MONEY
                                                                                    OPTIONS AT          OPTIONS AT
                                                            SHARES                  FISCAL YEAR        FISCAL YEAR
                                                           ACQUIRED      VALUE        END (#)           END(1)($)
                                                          ON EXERCISE  REALIZED    EXERCISABLE/        EXERCISABLE/
NAME                                                          (#)         ($)      UNEXERCISABLE      UNEXERCISABLE
--------------------------------------------------------  -----------  ---------  ---------------  --------------------
Ronald E. Johnson.......................................           0   $       0    25,385/50,766     $389,672/$657,473
Richard D. Coleman......................................           0           0     7,616/15,232         42,833/83,745
Clifford C. Smith, Jr...................................           0           0    15,232/30,466       233,804/394,516
BJ Mehaffey.............................................           0           0    15,232/30,466        87,584/175,180
Raymond P. Springer.....................................      18,278     205,628        0/0                0/0

------------------------
(1) As of July 28, 1996, the average of the high ask and low bid prices of the underlying Common Stock was $27.75 per share, as reported on the NASDAQ National Market.

    DIRECTORS' COMPENSATION

    Each Director receives $12,500 per year (payable quarterly), plus $2,500 for each Board meeting, and $1,000 for each meeting of a committee to which such Director is a member, not held on the same day as a Board meeting. In addition, each Director is reimbursed for reasonable and necessary out-of-pocket expenses incurred in connection with attending such meetings in person. The cash compensation payable to directors affiliated with LGA is credited against the annual management fee payable to LGA. See "Certain Relationships and Related Transactions." As of October 31, 1996, Ms. Dunbar and Mr. Danhakl were the only directors affiliated with LGA.

    In March 1995, the Company adopted the 1995 Non-Employee Director Stock Option Plan (the "Director Plan"). Pursuant to the Director Plan, the Company may grant options to purchase up to 54,000 shares of Common Stock to eligible Directors. Directors who are also employees of or consultants to the

Company are not eligible to participate in the Director Plan. The Director Plan is administered by the Stock Option Committee of the Board, and expires on March 8, 2005.

    No options were granted pursuant to the Director Plan during the 1996 fiscal year. However, on March 9, 1995, the Company granted to each of the incumbent Directors, excluding John G. Danhakl, Jennifer Holden Dunbar and Ronald E. Johnson, options to purchase 4,500 shares of Common Stock for $10.00 per share, vesting on July 30, 1995, and options to purchase an additional 4,500 shares of Common Stock for $13.33 per share, vesting on July 28, 1996. All of such options expire on March 8, 2005, or earlier upon the occurrence of certain events.

    In lieu of granting options to Ms. Dunbar and Mr. Danhakl under the Director Plan, on March 9, 1995, the Company granted to Green Equity Investors, L.P. options to purchase 9,000 shares of Common Stock for $10.00 per share, vesting on July 30, 1995, and options to purchase an additional 9,000 shares of Common Stock for $13.33 per share, vesting on July 28, 1996. The terms of the options granted to Green Equity Investors, L.P. are substantially the same as the terms of the options granted under the Director Plan.

    EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
     ARRANGEMENTS

    EMPLOYMENT AGREEMENTS. The Company has entered into written employment agreements with Ronald E. Johnson, Richard D. Coleman, Clifford C. Smith, Jr. and BJ Mehaffey. The term of the agreements terminates in January 1998 in the case of Messrs. Johnson, Coleman and Mehaffey, and in March 1998 in the case of Mr. Smith. In the event of a change in control with respect to the Company (as defined in the agreements) that occurs prior to such termination date, the term of the agreements will not expire prior to the first anniversary of such change in control (the second such anniversary in the case of Mr. Johnson). Each such executive officer is entitled to a base salary (currently $325,000 for Mr. Johnson, $150,000 for Mr. Coleman, $175,000 for Mr. Smith and $130,000 for Mr. Mehaffey) and to participate proportionally in all fringe benefit plans available to the most senior executive officers of the Company from time to time during the term. Except for the amount of base salary and term of employment, the terms and conditions of the employment agreements are substantially the same. Employment under the agreements may be terminated for cause or without cause in certain circumstances (as defined therein), including the death or disability of the executive officer. Upon a termination without cause, the executive officer is entitled to continuation of salary through the term of the employment agreement, and a prorated bonus through the termination date. Mr. Johnson's agreement also provides that certain options granted to him under the Key Employee Plan will become fully vested upon a termination of his employment without cause and that certain other options granted to him will become fully vested upon a termination of his employment without cause following a change in control with respect to the Company (as defined in his employment agreement). The agreements contain certain requirements of noncompetition, including a requirement of noncompetition for a period of one year following a termination of employment, other than a termination without cause.

    SEPARATION, WAIVER AND RELEASE AGREEMENT. In January 1996, the Company terminated Raymond P. Springer's employment. Pursuant to a Separation, Waiver and Release Agreement dated as of January 31, 1996, Mr. Springer was entitled to his current base compensation and current insurance benefits until he obtained full-time employment or for 52 weeks, whichever first occurs; to participate pro rata with other senior management in the bonus plan for the 1996 fiscal year; and to accelerate the vesting of 20% of the options granted to him under the Key Employee Option Plan. Mr. Springer also agreed to terminate his severance pay agreement and to provide certain other obligations to the Company.

    SEVERANCE PAY AGREEMENTS. The Company has severance pay agreements with certain key employees of the Company. The severance pay agreements provide, among other things, that if the employee is terminated without cause (as defined therein) in connection with a change in control (as defined therein) then such employee will be entitled to payment based on a certain percentage of that employee's annual compensation.

    KASH N' KARRY RETIREMENT ESTATES.

    The Company maintains the Kash n' Karry Retirement Estates ("KKRE"), a trusteed defined contribution retirement plan. KKRE is a tax savings/profit sharing plan maintained for the purpose of providing retirement income for eligible employees of the Company. KKRE is qualified under Section 401(a) and
Section 401(k) of the Internal Revenue Code of 1986, as amended. Generally, all employees who have attained the age of 21 years and complete one year of participation service (as defined under KKRE) are eligible to participate in KKRE. During the 1996 fiscal year, Messrs. Coleman, Smith and Springer were the only Named Executive Officers who participated in KKRE.

    KASH N' KARRY EXECUTIVE SUPPLEMENTAL RETIREMENT PLAN. Certain members of senior management and other key employees participate in the Kash n' Karry Executive Supplemental Retirement Plan ("KESP"), a non-qualified, unfunded salary deferral plan. During the 1996 fiscal year, each of the Named Executive Officers participated in KESP. Prior to the beginning of each plan year, a participant may elect to defer an amount not to exceed 15% of such participant's annual base compensation (as defined under KESP). The Company matches a certain portion of the amount deferred by the participant, but the amount of the match may not exceed 6% of such participant's annual base compensation. The Company records income to the participant's account at an annual rate as determined by the Board, but the rate of such income shall not be less than 8% per annum. The vested percentage of the amounts recorded in the participant's account will be paid to the participant upon the earlier of: (i) such participant's death, disability, retirement or other separation of service from the Company; (ii) the date the Plan is terminated; or (iii) the date that a change in control occurs (as defined under KESP).

    BONUS DEFERRAL COMPENSATION PLAN. Certain members of senior management and other key employees also participate in the Company's Bonus Deferral Compensation Plan, a non-qualified, unfunded salary deferral plan. With respect to bonuses earned during the 1996 fiscal year, Mr. Coleman was the only Named Executive Officer who participated in the Bonus Deferral Compensation Plan. Prior to the end of each plan year, and at least 30 days prior to the actual date of the ascertainment and grant of bonus compensation to a participant, a participant may elect to defer a portion of the bonus compensation payable to such participant for the plan year. The Company records income to the participant's account at an annual rate as determined by the Board, but the rate of such income shall not be less than 8% per annum. The amounts recorded in the participant's account will be paid to the participant upon the earlier of: (i) such participant's death, disability, retirement or other separation of service from the Company; (ii) the date the plan is terminated; or (iii) the occurrence of an unforeseeable emergency (as defined therein) with respect to a participant.

    1995 KEY EMPLOYEE STOCK OPTION PLAN. On March 9, 1995, the Board adopted a Key Employee Stock Option Plan (the "Key Employee Plan"), which is administered by the Stock Option Committee of the Board. Pursuant to the Key Employee Plan, the Company may grant options to purchase up to 331,048 shares of Common Stock to key employees of the Company designated by the Stock Option Committee from time to time. The Stock Option Committee has the discretion to determine the number of options to be granted to an eligible participant, the exercise price per share, whether the options will be non-qualified stock options or incentive stock options, and the vesting schedule applicable to a given option grant. The Key Employee Plan expires on March 9, 2005.

    As of October 31, 1996, options to purchase a total of 258,938 shares of Common Stock had been granted pursuant to the Key Employee Plan and were outstanding to certain of the Named Executive Officers and other key employees of the Company. All of the outstanding options vest in serial increments in the amount of 20% per year, on the last day of each fiscal year of the Company commencing with the fiscal year in which the applicable option was granted. However, upon the occurrence of a merger event or a change in control (as defined in the Key Employee Plan), the outstanding options become 100% vested. In addition, certain of Ronald E. Johnson's outstanding options become 100% vested upon the termination of his employment without cause (as defined in his employment agreement), and certain other options granted to him become fully vested upon a termination of his employment without cause following a change in control with respect to the Company (as defined in his employment agreement).

    The outstanding options expire, to the extent not exercised, on the tenth anniversary of the date of grant. However, upon termination of an optionee's employment with the Company, all unvested options lapse, and all vested options expire 180 days after the termination of employment, if such termination is due to the death, disability or retirement of the optionee, or 45 days after the termination of employment, if such termination is due to any other reason, other than a termination for cause. If a termination for cause occurs, all vested and unvested options expire immediately.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board has established a Compensation Committee and a Stock Option Committee. The Compensation Committee approves compensation payable to the executive officers and the Stock Option Committee administers the Company's stock option plans. Currently, Jennifer Holden Dunbar, Ben Evans and Peter Zurkow comprise both such committees.

    Peter Zurkow is a Managing Director of the Principal Transactions Group of PaineWebber Incorporated ("PaineWebber"). On September 8, 1995, the Company engaged PaineWebber to act as the Company's exclusive financial advisor in connection with any proposed sale transaction involving the Company and another party (the "Advisory Agreement"). On June 5, 1996, the Company engaged PaineWebber to render a fairness opinion to the Board in connection with a proposed transaction with Parent (the "Fairness Opinion Agreement").

    Pursuant to the Advisory Agreement, if, during the period of the engagement, the Company enters into a definitive agreement with a purchaser, the Company has agreed to pay PaineWebber a transaction fee of 0.69% of the purchase price of the transaction, payable in cash upon the closing of such transaction. The Company also has agreed, in the event a sale transaction is consummated with a purchaser within eighteen (18) months after the term of PaineWebber's engagement with the Company, to pay the same transaction fee of 0.69% upon closing of such transaction, PROVIDED PaineWebber identified such purchaser, advised the Company respecting such purchaser or discussed with the Company a sale transaction with such purchaser (in any such case during the term of the engagement). Such fee will be payable upon consummation of the Merger.

    Pursuant to the Fairness Opinion Agreement, the Company has agreed to pay PaineWebber a fee of $250,000, payable in cash on the date PaineWebber delivers its fairness opinion with respect to the transactions contemplated by the Merger Agreement, regardless of the conclusion set forth in such opinion. Such fee was paid upon delivery of PaineWebber's fairness opinion to the Board. Pursuant to the Advisory Agreement, the fee paid with respect to the fairness opinion will be deducted from any transaction fee to which PaineWebber becomes entitled under the Advisory Agreement in connection with the Merger.

    The Company also has agreed in the Advisory Agreement and the Fairness Opinion Agreement to reimburse PaineWebber for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to indemnify PaineWebber and certain related persons against certain liabilities in connection with PaineWebber's engagement thereunder.

    As of October 31, 1996, PaineWebber owned approximately 11.9% of the outstanding Common Stock of the Company. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; Certain Beneficial Owners." On October 31, 1996, PaineWebber entered into the Stockholders Agreement, pursuant to which stockholders owning in the aggregate approximately 67% of the outstanding Shares have, among other things, agreed to tender their Shares pursuant to the Offer and to vote their shares to approve the Merger Agreement and in favor of the Merger and granted to Purchaser an irrevocable option to purchase their Shares at the highest price paid for Shares pursuant to the Offer or the Merger.

    Jennifer Holden Dunbar is the controlling shareholder of a general partner of LGA, and LGA is the general partner of GEI. Prior to October 25, 1996, GEI owned approximately 27.8% of the outstanding Common Stock of the Company. On December 29, 1994 the Company entered into a Management Services Agreement with LGA. Pursuant to the Management Services Agreement, LGA agreed to provide to the Company management, consulting, financial planning and financial advisory services for a two year term, in consideration for an annual fee of $200,000. The amount of such fee was determined in the course of negotiations among LGA, the Company and an unofficial bondholders' committee during the Company's 1994 financial restructuring. LGA is not required to spend a fixed number of hours of service to the Company pursuant to the Management Services Agreement. During fiscal 1996, the Company paid a total of $200,000 to LGA, and LGA expended approximately fifty hours of service to the Company, in fulfillment of their respective obligations under the Management Services Agreement.

    On March 9, 1995, in lieu of granting options under the 1995 Non-Employee Director Stock Option Plan to Jennifer Holden Dunbar and John G. Danhakl, Directors of the Company affiliated with GEI, the Company granted to GEI options to purchase 9,000 shares of Common Stock for $10.00 per share, vesting on July 30, 1995, and options to purchase an additional 9,000 shares of Common Stock for $13.33 per share, vesting on July 28, 1996. The terms of the options granted to GEI are substantially the same as the terms of the options granted under the Company's 1995 Non-Employee Director Stock Option Plan.

    BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Company, whose members are listed below, is composed entirely of non-employee Directors. Actions by the Compensation Committee are reported to the Board and, in appropriate cases, ratified by the Board prior to implementation. The Company's policy with respect to executive compensation has been designed to: attract and retain qualified persons to serve as executive officers of the Company; adequately and fairly compensate executive officers in relation to their responsibilities, capabilities and contributions to the Company and in a manner that is commensurate with compensation paid by companies of comparable size or within the Company's industry; reward executive officers for the achievement of short-term operating goals; and align the interests of executive officers with those of the Company's stockholders with respect to short-term and long-term operating results.

    The primary components of compensation paid by the Company to its executive officers are base salary, annual incentive compensation, and stock options. The relationship of each component is discussed below.

    BASE SALARY. The base salary component of executive compensation is designed to reflect the overall responsibility, the position's risk/reward profile, market place salary trends and the performance of the incumbent within the position. Each year the Compensation Committee reviews and approves the base salaries to be paid by the Company during the following year to members of senior management, based on recommendations proposed by the Chief Executive Officer. Annual adjustments to base salaries are determined based on a number of factors, including the Company's performance and the executives' contributions to the Company's performance. As is typical for most companies, payment of base salary amounts generally is not conditioned upon the achievement of any specific pre-determined performance targets.

    ANNUAL INCENTIVE COMPENSATION. The annual incentive compensation component of executive compensation consists of a cash bonus, with award opportunities tied to the position's potential contribution to performance against predetermined performance goals. The performance goals, which are adjusted annually, consist of an objective portion based on the Company's performance in relation to annual budgets approved by the Board, and a subjective portion based on the individual's achievement of personal development and customer service goals determined by the individual and his or her supervisor. An additional bonus may be granted to an executive officer for exceptional services to the Company as approved by the Compensation Committee.

    STOCK OPTIONS. In early 1995, the Company engaged Houlihan, Lokey, Howard & Zukin to recommend a stock option plan to align the interests of the key employees with those of the Company's stockholders with respect to short-term and long-term operating results. Based upon the report issued by Houlihan, Lokey, the Board adopted the 1995 Key Employee Stock Option Plan, pursuant to which options to purchase Common Stock of the Company may be granted to certain key employees, including executive officers. The Stock Option Committee (whose members consist of the members of the Compensation Committee) has the discretion to set the exercise price of options granted under the plan. During fiscal 1996, options to purchase a total of 78,699 shares of Common Stock were granted to key employees, of which options to purchase a total of 63,464 shares were granted to executive officers. The average exercise price per share of options granted in 1996 was $22.06. The options vest 20% per year over a five year period.

    OTHER COMPONENTS OF EXECUTIVE COMPENSATION. In addition to the base salary, annual incentive compensation, and stock options, the Company's executive officers are eligible to participate in its 401(k) plan (upon their attainment of one year of service to the Company), its unfunded nonqualified supplemental retirement plan, its unfunded nonqualified bonus compensation deferral plan, and certain other employee benefit plans offered to employees of the Company generally. Each of the executive officers are also entitled to automobile allowances and other perquisites. To encourage the retention of executive officers, several of them participate in a severance pay plan adopted in 1994, which provides certain benefits to the participants in the event that their employment is terminated within a certain period of time before or after a change of control of the Company. Several other executive officers, including the Chief Executive Officer, are parties to employment agreements having terms expiring in 1998; provided, however, if a change in control with respect to the Company (as defined in such employment agreements) occurs prior to such expiration date, the term will not expire prior to the first anniversary of the change in control (the second anniversary in the case of the Chief Executive Officer). Those employment agreements provide for salary continuation through the end of the term in the event their employment is terminated without cause.

    CEO COMPENSATION. The compensation of the Chief Executive Officer for the last fiscal year was based on the foregoing factors.

    TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION. Legislation enacted in 1993 imposes new limits on the tax deductibility of executive compensation. The Compensation Committee's policy is to maximize the tax deductibility of executive compensation to the extent consistent with its responsibility to effectively compensate executives based on performance.

    This report is submitted by the members of the Compensation Committee:

                                          MEMBERS OF THE COMPENSATION COMMITTEE
                                          Jennifer Holden Dunbar
                                          Ben Evans
                                          Peter Zurkow

                            STOCK PERFORMANCE GRAPH

    The following graph provides a comparison of the nineteen month cumulative total return for the Company, the Russell 2000 Index, and a peer group of five companies.(1) The comparison covers the period from the effective date of the Company's financial restructuring pursuant to its confirmed plan of reorganization (December 29, 1994) through and including the last trading day of the Company's fiscal year ended July 28, 1996 (July 26, 1996). The comparison assumes that $100 was invested at the beginning of the period, and also assumes reinvestment of dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 NINETEENTH MONTH COMPARISON
                                   Kash n' Karry Food Stores,
                                                         Inc.  Russell 2000 Index   Peer Group (1)
12/29/1994                                            $100.00              100.00           100.00
7/28/1995                                             $227.50              121.22           116.21
7/26/1996                                             $277.50              127.41           176.39

------------------------

(1) The selected peer group consists of the following companies: Eagle Food Centers, Buttrey Food and Drug Co., Delchamps, Inc., Marsh Supermarkets, Inc. and Ingles Markets.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On September 8, 1995, the Company engaged PaineWebber Incorporated ("PaineWebber") to act as the Company's exclusive financial advisor in connection with any proposed sale transaction involving the Company and another party (the "Advisory Agreement"). On June 5, 1996, the Company engaged PaineWebber to render a fairness opinion to the Board in connection with a proposed transaction with Parent (the "Fairness Opinion Agreement").

    Pursuant to the Advisory Agreement, if, during the period of the engagement, the Company enters into a definitive agreement with a purchaser, the Company has agreed to pay PaineWebber a transaction fee of 0.69% of the purchase price of the transaction, payable in cash upon the closing of such transaction. The Company also has agreed, in the event a sale transaction is consummated with a purchaser within eighteen (18) months after the term of PaineWebber's engagement with the Company, to pay the same transaction fee of 0.69% upon closing of such transaction, PROVIDED PaineWebber identified such purchaser, advised the Company respecting such purchaser or discussed with the Company a sale transaction with such purchaser (in any such case during the term of the engagement). Such fee will be payable upon consummation of the Merger.

    Pursuant to the Fairness Opinion Agreement, the Company has agreed to pay PaineWebber a fee of $250,000, payable in cash on the date PaineWebber delivers its fairness opinion with respect to the transactions contemplated by the Merger Agreement, regardless of the conclusion set forth in such opinion. Such fee was paid upon delivery of PaineWebber's fairness opinion to the Board. Pursuant to the Advisory Agreement, the fee paid with respect to the fairness opinion will be deducted from any transaction fee to which PaineWebber becomes entitled under the Advisory Agreement in connection with the Merger.

    The Company also has agreed in the Advisory Agreement and the Fairness Opinion Agreement to reimburse PaineWebber for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to indemnify PaineWebber and certain related persons against certain liabilities in connection with PaineWebber's engagement thereunder.

    As of October 31, 1996, PaineWebber Incorporated owned approximately 11.9% of the outstanding Common Stock of the Company. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; Certain Beneficial Owners." On October 31, 1996, PaineWebber entered into the Stockholders Agreement, pursuant to which stockholders owning in the aggregate approximately 67% of the outstanding Shares have, among other things, agreed to tender their Shares pursuant to the Offer and to vote their shares to approve the Merger Agreement and in favor of the Merger and granted to Purchaser an irrevocable option to purchase their Shares at the highest price paid for Shares pursuant to the Offer or the Merger.

    Peter Zurkow, who is a director of the Company and a member of the Compensation and Nominating Committees of the Board, is the Managing Director of the Principal Transactions Group of PaineWebber Incorporated.

    On December 29, 1994 the Company entered into a Management Services Agreement with Leonard Green & Associates, L.P. ("LGA"). LGA is the general partner of Green Equity Investors, L.P. Prior to October 25, 1996, GEI owned approximately 27.8% of the outstanding Common Stock of the Company. Pursuant to the Management Services Agreement, LGA agreed to provide to the Company management, consulting, financial planning and financial advisory services for a two year term, in consideration for an annual fee of $200,000. The amount of such fee was determined in the course of negotiations among LGA, the Company and an unofficial bondholders' committee during the Company's 1994 financial restructuring. LGA is not required to spend a fixed number of hours of service to the Company pursuant to the Management Services Agreement. During fiscal 1996, the Company paid a total of $200,000 to LGA, and LGA expended approximately fifty hours of service to the Company, in fulfillment of their respective obligations under the Management Services Agreement.

    On March 9, 1995, in lieu of granting options under the 1995 Non-Employee Director Stock Option Plan to Jennifer Holden Dunbar and John G. Danhakl, Directors of the Company affiliated with GEI, the Company granted to GEI options to purchase 9,000 shares of Common Stock for $10.00 per share, vesting on July 30, 1995, and options to purchase an additional 9,000 shares of Common Stock for $13.33 per share, vesting on July 28, 1996. The terms of the options granted to GEI are substantially the same as the terms of the options granted under the Company's 1995 Non-Employee Director Stock Option Plan.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires directors and certain officers of the Company, as well as persons who own more than 10% of a registered class of the Company's equity securities ("Reporting Persons") to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and NASDAQ.

    Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that during the period from July 31, 1995 through July 28, 1996 all Section 16(a) filing requirements applicable to its Reporting Persons were complied with.

                                 EXHIBIT INDEX

EXHIBIT NO.                                           DESCRIPTION                                             PAGE
------------  --------------------------------------------------------------------------------------------  ---------

(a)(1)*+      Offer to Purchase dated November 15, 1996...................................................

(a)(2)*+      Letter of Transmittal.......................................................................

(a)(3)        Text of press release issued by Parent and the Company dated
                October 31, 1996 (Incorporated by reference to Exhibit (99)
                to the Company's Current Report on Form 8-K, dated
                October 31, 1996).........................................................................

(a)(4)        Text of press release issued by Parent and the Company dated
                November 8, 1996 (Incorporated by reference to Exhibit (99)
                to the Company's Current Report on Form 8-K, dated
                November 8, 1996).........................................................................

(a)(5)*       Letter to stockholders of the Company dated November 15, 1996...............................

(a)(6)+       Form of Summary Advertisement dated November 15, 1996.......................................

(a)(7)*       Fairness Opinion of PaineWebber Incorporated dated October 31, 1996.........................

(c)(1)        Agreement and Plan of Merger dated as of October 31, 1996
                by and among Food Lion, Inc., KK Acquisition Corp. and
                Kash n' Karry Food Stores, Inc. (Incorporated by reference to
                Exhibit (2) to the Company's Current Report on Form 8-K,
                dated October 31, 1996) ..................................................................

(c)(2)        Stockholders Agreement dated as of October 31, 1996 by and among
                Food Lion, Inc., KK Acquisition Corp., Kash n' Karry Food Stores, Inc.
                and the stockholders named therein (Incorporated by reference to
                Exhibit (10) to the Company's Current Report on Form 8-K,
                dated October 31, 1996)...................................................................

(c)(3)        Confidentiality Agreement dated May 20, 1996 between
                PaineWebber Incorporated on behalf of Kash n' Karry Food Stores, Inc.
                and Food Lion, Inc. ......................................................................

(c)(4)        Confidentiality Agreement dated May 21, 1996 between Kash n' Karry
                Food Stores, Inc. and Food Lion, Inc. ....................................................

------------------------

*   Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule 14D-1 dated November 15, 1996 and incorporated herein by reference.